

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Dahua, Inc.
Meng Hua, Chief Financial Officer
8th Floor, Officer Tower 3, Henderson Center
#18 Jianguomennei Street, Dongcheng District
Beijing, China 100005

> **Re: Dahua, Inc.**
> **Form 8-K filed July 19, 2011**
> **Form 8-K/A filed July 28, 2011**
> **Form 8-K/A filed August 16, 2011**
> **File No. 0-49852**

Dear Ms. Meng:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melinda Hooker

Melinda Hooker
Staff Accountant